

July 29, 2011

Via E-mail
Mr. Mark R. Bachmann
Chief Financial Officer
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318

   RE: Zep, Inc.
      Form 10-K for the Year Ended August 31, 2010
      Filed November 8, 2010
      Form 10-Q for the Period Ended May 31, 2011
      Filed July 7, 2011
      File No. 1-33633

Dear Mr. Bachmann:

   We have reviewed your response letter dated July 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page 53

2. We note your response to prior comment 3. You disclose that the customer relationship intangible assets recorded in connection with your acquisition of the North American operations of Waterbury Companies, Inc. are being amortized over a period ranging from 8 to 22 years. Given that only a small percentage of these intangible assets are amortized over the lower part of this range, please further clarify in your disclosures the amount of assets amortized over each end of the range or provide a table with a breakdown of the total amount of assets recorded by amortization period.

3. You provide an attrition summary which shows the attrition rates and useful lives by product line. Please tell us how you arrived at the useful lives based on these attrition rates.

4. In arriving at your attrition percentages, you divided the aggregate sales generated by lost customers by total sales. Please tell us what consideration you gave to also evaluating the actual number of customers lost by the total number of customers acquired in your analysis.

5. You have been doing business with retailers such as The Home Depot, True-Value, and Ace Hardware for approximately 30 years. The customer relationships at the acquisition dates had already existed for a long period of time (certain for more than 25 years). While it would appear that you would have long-lasting relationships with certain customers, please help us understand your basis for assuming that this would be the case with nearly all of the customers acquired.

6. In regards to attaining greater benefit from an acquired customer base in earlier versus later periods after acquisition, you address how you determined that an accelerated method of amortization should not be used. However, it is not clear what consideration you gave as to whether this factor could lead to a shorter period of amortization. Please advise.

Form 10-Q for the Period Ended May 31, 2011

General

7. Please address the above comments in your interim filings as well, as applicable.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                        Sincerely,

                                        /s/ Rufus Decker

                                        Rufus Decker
                                        Accounting Branch Chief